EXHIBIT (d)(5)

INSTITUTIONAL ADVISORS LLC

2201 Ridgewood Road #180

Wyomissing, PA19610

September 6, 2012

William C. Martindale, Jr.

Chairman and CEO of the Conestoga Funds

Conestoga Capital Advisors, LLC

259 N. Radnor Chester Rd. Ste 120

Radnor, Pa19087

Effective as of September 6, 2012, we hereby undertake to maintain the expense ratio of the Institutional Advisors LargeCap Fund Series of The Conestoga Funds (the “Fund”) to 1.20% of the Fund’s average daily net assets (the “Operating Expense Limit”).

We acknowledge and affirm that, to the extent that the aggregate expenses incurred by the Fund in any fiscal year, including but not limited to investment advisory fees payable to us (but excluding Rule 12b-1 fees, shareholder servicing fees, interest, taxes, brokerage commissions, expenses of Independent Trustees, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business), exceed the Operating Expense Limit, such excess amount shall be our liability.

This letter will remain in effect until September 6, 2013. This letter supersedes any other agreement or understanding among the parties concerning the Fund’s fees during the time period that the letter is effective.

Very truly yours,

INSTITUTIONAL ADVISORS LLC

By: /s/ James D. King

James D. King, President